Exhibit 99.20

LITHIUM AMERICAS CORP.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the Special Meeting of Shareholders of Lithium Americas Corp. (the “Company”) held March 27, 2017 (the “Meeting”), the following sets forth a brief description of the matter which was voted upon at the Meeting and the outcome of the vote:

BCPI PRIVATE PLACEMENT – the resolution to authorize the Company to issue 50,000,000 common shares in the capital of the Company (the “Common Shares”) on a private placement basis pursuant to the terms of an investment agreement with BCP Innovation Pte Ltd., all as more particularly described in the Company’s management information circular dated February 17, 2017 was passed by a majority of the shareholders who voted at the Meeting.

Details of the voting are as follows:

Total shares voted in favour:	131,144,477 (97.07%)
Total shares voted against:	3,961,547 (2.93%)

Dated at Vancouver, British Columbia this 28TH day of March, 2017.

LITHIUM AMERICAS CORP.

“Tracy Hansen”
By:
Tracy Hansen
Vice President & Corporate Secretary